[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 8, 2021

Lisa Larkin U.S. Securities and Exchange Commission 100 F Street NE Washington DC 20549

RE:	Nuveen Global High Income Fund (File No. 811-22988)
Preliminary Proxy Statement, filed January 20, 2021

Dear Ms. Larkin:

Thank you for your telephonic comments received on January 29, 2021, regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Nuveen Global High Income Fund (the “Fund”), filed on January 20, 2021, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has considered your comments and has authorized us to make on its behalf the responses set forth below. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statement.

Comment 1:

We note that the Fund has adopted a control share acquisition provision in its by-laws that does not opt in to a control share statute applicable to the Fund as a Massachusetts business trust. To the extent that there is a control share statute under Massachusetts law that applies to corporations, which does not apply to the Fund as a Massachusetts business trust, we note that the initial threshold under such statute is higher than the threshold adopted by the Fund. As such, please explain to us supplementally how the Fund’s control share by-law is consistent with the Staff’s position in its 2020 no-action letter withdrawing the Boulder no-action letter.

Response 1:

On May 27, 2020, the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) issued a statement (the “Control Share Relief”) regarding the intersection between control share acquisition statutes and the voting requirements of Section 18(i) of the Investment Company Act of 1940 (the “1940 Act”). The Control Share Relief reversed the Staff’s prior position, set forth in a 2010 no-action letter issued to Boulder Total Return Fund, Inc. (Nov. 15, 2010) (the “Boulder Letter”), in which the Staff concluded that a closed-end fund, by opting into a control share statute, “would be acting in a manner inconsistent with Section 18(i) of the Investment Company Act.”

In the Control Share Relief, the Staff stated that it would not recommend enforcement action against a closed-end fund under Section 18(i) for opting in to and triggering a control share statute “if the decision to do so by the board of the fund was taken with reasonable care on a basis consistent with other applicable duties and laws and the duty to the fund and its shareholders generally.” The Staff reminded market participants that any action taken by a fund board should be examined in light of (1) the board’s fiduciary duties, (2) applicable federal and state law, and (3) the particular facts and circumstances surrounding the board’s action.

In October 2020, the Fund, which is organized as a Massachusetts business trust, adopted amended and restated by-laws (the “Amended By-Laws”), which contain provisions (the “Control Share By-Law”) pursuant to which, in summary, a shareholder who obtains beneficial ownership of common shares of the Fund in a “Control Share Acquisition” may exercise voting rights with respect to such shares only to the extent such shareholder’s voting rights are authorized by other disinterested shareholders of the Fund. The Fund’s Control Share By-Law was modeled, in most substantive respects, after the control share acquisition statute applicable to Massachusetts corporations (Chapter 110D of the Massachusetts General Laws) (the “Massachusetts Control Share Statute”). However, as you note, the Fund’s Control Share By-Law establishes an initial Control Share Acquisition threshold of one-tenth of the voting power in the election of Trustees of the Fund, which is lower than the initial threshold applicable to corporations under the Massachusetts Control Share Statute.

* * *

The adoption of the Amended By-Laws was the culmination of a thorough process undertaken by the Board over a series of months in accordance with its fiduciary duties. The Board, which is composed entirely of Independent Trustees (trustees who are not “Interested Persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Fund or its investment adviser) met in April, June, August, September and October of 2020 to consider enhancements to the Fund’s by-laws and other corporate defense measures, including the Control Share By-Law. Throughout this process, the Board considered extensive information provided by Fund management and was advised by counsel, including Massachusetts state counsel for the Fund, special counsel for the Fund regarding governance matters and counsel to the Independent Trustees. The Board met repeatedly with management and in executive session to foster constructive evaluation and discussion of the potential by-laws enhancements and defensive measures.

In adopting the Control Share By-Law, the Board considered, among others things, the following:

•	the Trustees’ legal duties;

•	the Fund’s investment objectives and long-term investment strategies;

•	the history of shareholder activism in the Fund, other funds in the fund complex, and closed-end funds generally, as well as the tactics and strategies of closed-end fund activists;

•	the interests of the Fund shareholders, especially long-term shareholders;

•	other takeover defenses available to the Fund; and

•	the advice of management and counsel.

The Board’s discussions regarding the Amended By-Laws and other corporate defense measures built upon long-established monitoring by the Board and its Closed-End Funds Committee of the trading market dynamics for closed-end fund shares, the activities of closed-end fund activist investors, the opportunistic strategies such investors typically pursue in furtherance of short-term profits, and the extent to which such strategies may be incompatible with closed-end funds’ pursuit of their investment objectives and long-term interests of closed-end fund shareholders generally.

The Board considered the potential benefits of adopting the Control Share By-Law, along with potential drawbacks associated with adopting the Control Share By-Law. Among the benefits the Board considered were:

•

adopting the Control Share By-Law would require disinterested shareholders to approve the voting rights of a shareholders who acquires common shares in a Control Share Acquisition, which could help to protect the Fund from activist investors pursuing their own short-term agendas that are often adverse to the best interests of the Fund and its long-term shareholders and may endanger the very existence of the Fund and its business strategy;

•

the Control Share By-Law could create a reasonable opportunity for the Board to consider the proposals of an activist investor and to negotiate with an activist investor that seeks to liquidate the Fund or make other coercive offers that the Board believes are not in the best interest of the Fund and its shareholders;

•

the Control Share By-Law could limit the undue influence of large shareholders acquiring concentrated share positions through a Control Share Acquisition, understanding that such shareholders have no duties to the Fund and can and often do act only in their sole interest;

•

the 1940 Act may limit the ability of the Fund to adopt certain other defenses available to other publicly traded corporations that could be effective against hostile activists, such as certain types of shareholder rights plans (commonly referred to as poison pills) and super-voting preferred stock; and

•

the Board retains the ability to modify the Control Share By-Law in the future to potentially exempt acquirers in advance of Control Share Acquisitions who do not pose concerns of undue controlling influence or to otherwise adjust the Control Share By-Law to reflect further developments in the closed-end fund marketplace.

In connection with its consideration of the Control Share By-Law, the Board was advised regarding the current and past guidance regarding the use of control share provisions by closed-end funds, as reflected in the Lola Brown case (Neuberger Berman Real Estate Income Fund Inc. v. Lola Brown Trust No. 1B, 342 F. Supp. 2d 371 (D. Md. 2004) and Neuberger Berman Real Estate Income Fund Inc. v. Lola Brown Trust No. 1B, 485 F. Supp. 2d 631 (D. Md. 2007)), the Boulder Letter, and the Control Share Relief.

Based on the totality of the information considered by the Trustees and their extensive deliberations and taking into consideration the factors outlined herein, among others, the Board concluded that adopting the Control Share By-Law was in the best interest of the Fund and its shareholders. The Fund is confident that this comprehensive Board process demonstrates that the Board acted with reasonable care and in accordance with its fiduciary duties, as required by the Control Share Relief.

* * *

While the Control Share Relief explicitly addresses control share statutes, the Fund respectfully submits that the Fund’s adoption of the Control Share By-Law is not inconsistent with the Control Share Relief. State laws governing business organizations take various forms. Many state corporate laws provide extensive rules governing the operation and management of the entity, which may in some instances be modified or opted out of by operation of the corporation’s constituent documents. A Massachusetts business trust, on the other hand, is a voluntary association created by agreement. Massachusetts business trust law respects the right of the trustees and the shareholders to contract to structure the terms applicable to the operation and management of the trust pursuant to an agreement and declaration of trust. Under the Fund’s Agreement and Declaration of Trust (“Declaration of Trust”), the voting requirements by which shareholders act may be modified by the Fund’s by-laws (other than certain enumerated items which require shareholder approval to modify and are not modified by the Control Share By-Law). In addition, the Fund’s Declaration of Trust empowers the Trustees to adopt by-laws. Therefore, the Fund concluded that the adoption of the Control Share By-Law was permitted under Massachusetts business trust law and the Trust’s Declaration of Trust.

While the Control Share Relief did not expressly address a closed-end fund’s adoption of a control share by-law, it did not set forth any reasoning, conditions, or basis that would lead to the conclusion that the the adoption of a control share by-law should not be subject to the same analysis as the opting in to a control share statute. The Fund believes that there is no substantive difference regarding the operation and impact on shareholders of a control share statute and a control share by-law that should dictate differential treatment under the 1940 Act. In addition, the policy rationales that favor permitting a closed-end fund to utilize a control share provision, and a fund board’s duties in approving such utilization, are the same whether the fund adopts a by-law that opts in to a control share statute or adopts a control share by-law. Furthermore, if the Control Share Relief were to be interpreted to allow only certain closed-end funds to avail themselves of a key defensive measure, depending on their state and form of organization, it would have an adverse impact on the closed-end fund market by creating an uneven playing field among funds.

* * *

As noted above, the Fund’s Control Share By-Law was modeled, in most substantive respects, after the Massachusetts Control Share Statute, but establishes an initial Control Share Acquisition threshold of one-tenth of the voting power in the election of Trustees of the Fund, which is lower than the initial threshold applicable to corporations under the Massachusetts Control Share Statute (i.e., one-fifth). While the Fund believed it prudent to generally model its Control Share By-Law after the operation of the Massachusetts Control Share Statute in order to facilitate the interpretation and application of the Control Share By-Law, as a matter of Massachusetts business trust law it was not required to do so and therefore could adopt different thresholds relative to the Massachusetts Control Share Statute.

A number of factors favored the Fund’s establishment of an initial threshold of one-tenth of the voting power, including:

•

Given the typical composition of closed-end fund shareholder bases and the types of votes closed-end funds often seek to obtain, a one-tenth threshold is more appropriate for closed-end funds than the one-fifth threshold set forth in the Massachusetts Control Share Statute. At the point that an investor has amassed a concentrated one-fifth stake in a closed-end fund, such shareholder’s voting influence, relative to the dispersed vote of the typically large number of smaller long-term retail shareholders, may often be such that the concentrated shareholder effectively dictates the outcome of a shareholder vote. Therefore providing the ability for the other shareholder to approve a concentrated shareholder’s incremental voting rights with respect to shares acquired in a Control Share Acquisition at a one-tenth threshold more effectively protects the interests of those other shareholders.

•

As a result, the one-tenth initial threshold better protects against certain abuses the 1940 Act was designed to mitigate, such as the operation of a fund in the interest of affiliated persons or special classes of shareholders, rather than in the interest of all shareholders, and failure to protect the preferences and privileges of all of a fund’s shareholders, in this case including the Fund’s long-term shareholders. Notably, under the Fund’s Control Share By-Law, a shareholder who acquires common shares in a Control Share Acquisition would hold twice as many shares as would be required to render such shareholder an “affiliated person” of the Fund under the 1940 Act, subject to the 1940 Act’s many restrictions on affiliated persons transacting with the Fund.

•

A one-tenth threshold is also consistent with the threshold at which a shareholder would be deemed a principal stockholder and therefore an insider subject to the reporting requirements of Section 16 of the 1934 Act. Similarly, a shareholder who is a Schedule 13G filer would be required, upon acquiring ten percent of the Fund’s shares, to file a Schedule 13G within ten days after the end of the month of such acquisition. In that respect, a one-tenth threshold both accords with 1934 Act concepts of significant share ownership and aligns with the Fund’s ability to monitor such holdings through public filings for the purpose of applying the Control Share By-Law.

•

The Control Share Relief was not premised on the application of the particular terms of a specific state control share statute. Instead, the Control Share Relief notes that approximately half of states have control share statutes in effect, and provides that, subject to the conditions of the relief, the Staff would not recommend enforcement action for opting in to any such control share statute. Control Share Acquisition thresholds vary from state to state, and the initial Control Share Acquisition threshold established in the Fund’s Control Share By-Law is consistent with the initial threshold of certain state control share statutes. Therefore, neither the specific level of the initial Control Share Acquisition threshold utilized by the Fund’s Control Share By-Law nor the variation from the Massachusetts Control Share Statute renders the Fund’s adoption of the Control Share By-Law inconsistent with the Control Share Relief.

•

The Maryland Control Share Acquisition Act (the “MCSAA”) was the particular control share statute in question in the Boulder Letter, which was withdrawn by the Control Share Relief. Therefore, it is reasonable to conclude that control share provisions that are consistent with the MCSAA should not be inconsistent with the Control Share Relief. The

MCSAA establishes an initial Control Share Acquisition threshold of one-tenth.

•

The MCSAA is instructive, not only because it was the control share statute at issue in the Boulder Letter withdrawn by the Control Share Relief, but also because Maryland corporate law is generally viewed as one of the state corporate law statutes most carefully tailored to the operation of registered investment companies.

•

Subsequent to the Control Share Relief, a number of closed-end funds that are organized as Maryland corporations and have opted in to the MCSAA and a number of funds that are organized as Massachusetts business trusts have adopted control share by-laws similar to the Fund’s Control Share By-Law, including a one-tenth threshold. As a result, a one-tenth threshold appears to be emerging as a market standard, in which case the Fund’s Control Share By-Law will comport with investor expectations.

* * *

For the reasons set forth above, the Fund respectfully submits that the Fund’s adoption of the Control Share By-Law is not inconsistent with the Control Share Relief or Section 18(i) of the 1940 Act.

Comment 2:

We note that the proxy statement states that the meeting may be adjourned by the chair of the meeting. Please note that it is the Staff’s view that under Rule 14a-4 under the 1934 Act, shareholders should be given a separate box to vote for adjournment on the proxy card.

Response 2:

The Fund acknowledges your comment. Consistent with prior discussions with the Staff with respect to similar comments, the Fund confirms that if adjournment of the meeting would require a vote of shareholders, the Fund would provide shareholders a separate box to vote for adjournment on the proxy card. However, the Fund’s By-Laws provide that the Meeting may be adjourned by the chair of the meeting, and no shareholder vote is required.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Kevin J. McCarthy

Vice President and Assistant Secretary

Christopher M. Rohrbacher

Vice President and Assistant Secretary